Exhibit 99.4

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors

RESAAS Services Inc.

We consent to the use of our report, dated April 29, 2016, with respect to the consolidated financial statements included in this annual report on Form 40-F. Our report dated April 29, 2016 contains an explanatory paragraph that states that the Company has a shareholders’ deficiency and negative cash flows from operations which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements and financial statement schedules do not include any adjustments that might result from the outcome of that uncertainty.

We also consent to the incorporation by reference of the above report into the Company’s Registration Statement (No. 333-204175) on Form F-10 of RESAAS Services Inc.

/s/ KPMG LLP

Chartered Professional Accountants

April 29, 2016

Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.